[redacted]

SEC 15045078 SSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2015
REGISTRATIONS BRANCH
19

OMB APPROVAL	
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SEC FILE NUMBER
8- 10738

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dupree & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 South Mill Street
(No. and Street)

Lexington	Kentucky	40507-1683
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen Grimes, III (859) 254-7741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dean Dorton Allen Ford, PLLC
(Name – *if individual, state last, first, middle name*)

106 West Vine Street, Suite 600	Lexington	KY	40507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/21/15

OATH OR AFFIRMATION

I, ALLEN E. GRIMES, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUPREE & COMPANY, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

a.e.g.

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEANDORTON

DEAN DORTON ALLEN FORD, PLLC

Report of Independent Auditors

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

Report on the Financial Statements

We have audited the accompanying financial statements of Dupree & Company, Inc. (the Company) which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Report of Independent Auditors, continued

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dupree & Company, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Dean Dorton Allen Ford, PLLC

January 22, 2014
Lexington, Kentucky

DUPREE & COMPANY, INC.

Statements of Financial Condition

December 31, 2013 and 2012

	2013	2012
Assets		
Current assets:		
Cash and cash equivalents	$ 298,288	$ 150,174
Accounts receivable	591,130	620,272
Prepaid expenses	15,486	-
Total current assets	904,904	770,446
Trading securities, at market	11,940	7,497
Property and equipment, net	58,873	62,068
Total assets	$ 975,717	$ 840,011
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 9,778	$ 9,441
Accrued expenses	11,073	12,902
Total liabilities	20,851	22,343
Stockholders' equity:		
Common stock, no par value, 6,800 shares authorized, issued and outstanding, 68 shares voting and 6,732 shares nonvoting	68,000	68,000
Additional paid-in capital	4,406	4,406
Retained earnings	882,460	745,262
Total stockholders' equity	954,866	817,668
Total liabilities and stockholders' equity	$ 975,717	$ 840,011

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Income

Years ended December 31, 2013 and 2012

		2013		2012
Revenue:				
Investment advisory and transfer agent fees	$	7,245,160	$	7,257,274
Interest		635		328
Unrealized gain on trading securities		4,443		144
Total revenue		7,250,238		7,257,746
Expenses:				
Salaries		2,732,069		2,637,548
Taxes and licenses		248,759		228,106
Professional fees		245,474		294,397
Shareholder maintenance and dealer agreements		148,478		141,184
Insurance		102,353		86,357
Rent		96,558		94,861
Marketing		86,298		20,038
Dues and subscriptions		77,096		68,711
Maintenance and repairs		42,075		34,313
Office supplies and expenses		37,218		31,244
Travel and entertainment		18,794		14,093
Depreciation		14,048		14,027
Bank service charges		11,176		10,971
Regulatory fees		10,244		14,158
Telephone		8,428		10,503
Postage and shipping		3,682		1,502
Contributions		2,650		5,250
Other operating expenses		1,605		217
Total expenses		3,887,005		3,707,480
Net income	$	3,363,233	$	3,550,266

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2013 and 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2011	$ 68,000	$ 4,406	$ 1,014,753	$ 1,087,159
Net income	-	-	3,550,266	3,550,266
Dividends	-	-	(3,819,757)	(3,819,757)
Balances, December 31, 2012	68,000	4,406	745,262	817,668
Net income	-	-	3,363,233	3,363,233
Dividends	-	-	(3,226,035)	(3,226,035)
Balances, December 31, 2013	$ 68,000	$ 4,406	$ 882,460	$ 954,866

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Cash Flows

Years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 3,363,233	$ 3,550,266
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on trading securities	(4,443)	(144)
Depreciation	14,048	14,027
Loss on disposal of property and equipment	-	66
Increase (decrease) in cash and cash equivalents due to changes in:		
Accounts receivable	29,142	(35,973)
Prepaid expenses	(15,486)	-
Accounts payable	337	8,233
Accrued expenses	(1,829)	(3,514)
Net cash provided by operating activities	3,385,002	3,532,961
Cash flows from investing activities:		
Purchase of property and equipment	(10,853)	(17,953)
Net cash used in investing activities	(10,853)	(17,953)
Cash flows from financing activities:		
Dividend distributions	(3,226,035)	(3,819,757)
Net cash used in financing activities	(3,226,035)	(3,819,757)
Net increase (decrease) in cash and cash equivalents	148,114	(304,749)
Cash and cash equivalents, beginning of year	150,174	454,923
Cash and cash equivalents, end of year	$ 298,288	$ 150,174
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 131,102	$ 102,908

See accompanying notes.

DUPREE & COMPANY, INC.

Notes to the Financial Statements

1. Description of the Organization

Dupree & Company, Inc. (the Company), a Kentucky corporation, was organized in 1962 for the purpose of being a securities broker. The Company is now exclusively engaged in investment advisory and transfer agent services for Dupree Mutual Funds (the Funds), a related party (see Note 6).

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less. At times, balances in the Company's cash accounts may exceed Federal Deposit Insurance Corporation insured levels. The Company has not experienced any losses on such accounts. Management believes the Company is not exposed to any significant risk on bank deposits.

Accounts Receivable

Accounts receivable consist of amounts due from the Funds, primarily for fees billed for investment advisory and transfer agent services and are generally unsecured. The Company's management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. If amounts become uncollectible, they will be charged to operations when the determination is made. If amounts previously written off are collected, they will be credited to income when received.

Trading Securities

Trading securities, which includes equity securities with readily determinable fair values, are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. The gain or loss on the sale of property and equipment is recorded in the year of disposition. The Company has a capitalization threshold of $5,000. Repairs and maintenance costs are expensed as incurred.

2. Summary of Significant Accounting Policies, continued

Property and Equipment, continued

Depreciation expense during 2013 and 2012 was $14,048 and $14,027, respectively. The Company has no planned major maintenance activities.

Accrued Compensated Absences

Employees are required to use all their sick days, vacation days, and personal days during the year, with no carryover to the next business year. As such, no accrual for compensated absences is required.

Revenue Recognition

The majority of the Company's revenues are derived from investment advisory and transfer agent fees. The investment advisory and transfer agent fees are billed monthly and recorded as revenue when earned. Interest income is recorded in the year in which it is earned.

Marketing Expense

The Company expenses all costs associated with marketing shares of the Funds as they are incurred. Marketing expense was $86,298 and $20,038 for the years ended December 31, 2013 and 2012, respectively.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the stockholders report their respective shares of federal income or loss on their own tax returns. Because of the Company's tax status, the financial statements do not reflect a federal tax provision or any related tax assets and liabilities. Federal income taxes will be paid by the Company's stockholders. State and local taxes of $11,073 and $12,902, however, have been accrued as of December 31, 2013 and 2012, respectively.

Management has evaluated the Company's tax positions and concluded that the Company has taken no material uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examination by the U.S. federal, state or local tax authorities for years before 2010.

Subsequent Events

Management has evaluated subsequent events for accounting and disclosure requirements through January 22, 2014, the date that the financial statements were available to be issued.

3. Trading Securities

Trading securities consist of the following as of December 31:

	2013		2012	
	Market	Cost	Market	Cost
NASDAQ Stock, 300 shares	$ 11,940	$ 2,200	$ 7,497	$ 2,200

The Company has determined the fair value of its trading securities through application of GAAP. Trading securities valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Trading securities valued using Level 2 inputs are based primarily on quoted prices for similar trading securities in active or inactive markets. Trading securities valued using Level 3 inputs are primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the trading security. Valuation techniques utilized to determine fair value are consistently applied.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2013				
Trading securities	$ 11,940	$ 11,940	$ -	$ -
December 31, 2012				
Trading securities	$ 7,497	$ 7,497	$ -	$ -

The following is a description of the valuation methodology used for assets measured at fair value. There were no changes in the methodology used to measure fair value during the years ended December 31, 2013 and 2012.

Trading securities: Valued at the closing price reported on the active market on which the individual securities are traded.

4. Property and Equipment

Property and equipment consists of the following as of December 31:

		2013		2012
Office furniture and equipment	$	592,200	$	581,347
Leasehold improvements		28,224		28,224
		620,424		609,571
Less accumulated depreciation		(561,551)		(547,503)
Property and equipment, net	$	58,873	$	62,068

5. Net Capital and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2013, the Company had net capital as defined by Rule 15c3-1 of $737,871, which was $487,871 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.0283 to 1.

As of December 31, 2012, the Company had net capital as defined by Rule 15c3-1 of $600,961, which was $350,961 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.0372 to 1.

6. Investment Advisory and Transfer Agent Fees

The Company serves as the investment advisor and transfer agent pursuant to an investment advisory agreement (the Agreement), renewed November 1, 2013, for the Dupree Mutual Funds Kentucky Tax-Free Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2014 and thereafter for annual periods, if renewed.

6. Investment Advisory and Transfer Agent Fees, continued

The Company also serves as the investment advisor pursuant to investment advisory agreements renewed November 1, 2013, which remain in effect until October 31, 2014 and thereafter for annual periods, if renewed, for the following funds:

- Dupree Mutual Funds Kentucky Tax-Free Short-to-Medium Series
- Dupree Mutual Funds Intermediate Government Bond Series
- Dupree Mutual Funds Tennessee Tax-Free Income Series
- Dupree Mutual Funds Tennessee Short-to-Medium Series
- Dupree Mutual Funds North Carolina Tax-Free Income Series
- Dupree Mutual Funds North Carolina Short-to-Medium Series
- Dupree Mutual Funds Alabama Tax-Free Income Series
- Dupree Mutual Funds Mississippi Tax-Free Income Series
- Dupree Mutual Funds Taxable Municipal Bond Series

Subject to the direction of the trustees of the Funds, the Company is to provide the Funds with investment supervisory services, office space and facilities, sales and promotional expenses, and corporate administration. As compensation for services rendered, facilities furnished, and expenses paid or assumed, the Company is to receive a fee at the annual rate of 0.50% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, 0.45% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, 0.40% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000, 0.35% of the average daily net asset value from $500,000,001 to $750,000,000, 0.30% of the average daily net asset value from $750,000,001 to $1,000,000,000, and 0.25% of the average daily net asset value in excess of $1,000,000,000. For 2013 and 2012, the Company waived investment advisory fees of $38,783 and $89,770, respectively, which are excluded from investment advisory and transfer agent fees in the accompanying statements of income.

The Company also serves as the transfer agent and dividend-disbursing agent for the Funds pursuant to an agreement dated November 1, 1997, and subsequently amended thereafter. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of 0.15% on the first $20,000,000 of net assets and 1/365 of 0.12% of net assets over $20,000,000. Additionally, the Funds reimburse the Company for out-of-pocket expenses incurred on behalf of the Funds. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges, and cost of forms.

7. Employee Benefit Plan

The Company sponsors a 401(k) plan (the Plan) for all eligible employees. The Plan specifies that employees can make contributions of up to 25% of their compensation to a maximum contribution of $17,500 and $17,000, plus any applicable catch-up contributions, in 2013 and 2012, respectively. The Company does not match employee contributions.

8. Contingencies and Commitments

Rental Obligations

The Company leases its present office space under a non-cancelable lease which expires October 31, 2018.

The aggregate annual rentals for this office space are:

Year ending December 31,		
2014	$	95,851
2015		97,791
2016		99,739
2017		101,732
2018		86,160
	$	481,273

Rental expense charged to operations for 2013 and 2012 was $96,558 and $94,861, respectively.

Employment Agreements

Under an employment agreement, the Company is obligated to pay a retired employee as a consultant $30,000 a year until death.

The Company entered into an employment agreement (the Agreement) with an officer of the Company. The term of the Agreement is from February 1, 2012 through February 1, 2017. Under the Agreement, the officer is to receive a base salary, subject to adjustment up or down semi-annually by the same percentage as the Company's gross management fees either increase or decrease measured as of June 30 and December 31 of each year, provided however, that the officer's base salary shall not be reduced by more than 3.5% from one year to the next, as well as additional compensation and performance bonuses.

Service Agreement

In June 2010, the Company entered into a service agreement with Sungard Shareholder Systems (Sungard). The Company began utilizing Sungard's transfer agent software once it became fully functional in 2011. The Company agreed to pay a minimum of $9,333 per month for usage and processing fees associated with the technology system. The service agreement expires in 2015 and may be renewed on a year-by-year basis following expiration.

8. Contingencies and Commitments, continued

Internal Revenue Service Penalty

In September 2012, the Funds received a letter from the Internal Revenue Service proposing a penalty for failure to file information returns timely. Sufficient uncertainties exist to prevent the Funds from determining the amount of its potential liability, if any, and uncertainties exist whether the Funds would seek indemnification from the Company. Management believes that any potential liability resulting from these penalties would not materially affect the Company's financial position or results of operations.

9. Concentrations and Credit Risks

The Company derives a major portion of its revenue from the Funds. During 2013 and 2012, revenues from the Funds aggregated $7,245,160 and $7,257,274, respectively. As of December 31, 2013 and 2012, amounts due from the Funds included in accounts receivable were $591,130 and $620,272, respectively.

DUPREE & COMPANY, INC.

Schedule I - Computation of Net Capital
under SEC Rule 15c3-1

December 31, 2013

	Computations per Part IIA Form X-17A-5 *(Unaudited)*	Computations per Audit
Net Capital		
Stockholders' equity	$ 954,866	$ 954,866
Deductions/charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	58,873	58,873
Other assets	156,206	156,206
Net capital before haircuts on securities positions	215,079	215,079
Haircuts on securities:		
Other securities	1,916	1,916
Net capital	737,871	737,871
Minimum net capital required:		
6 2/3% of aggregate indebtedness or $250,000, whichever is greater	250,000	250,000
Excess net capital	$ 487,871	$ 487,871
Aggregate Indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses	$ -	$ 20,851
Total aggregate indebtedness	$ -	$ 20,851
Ratio of aggregate indebtedness to net capital	0 to 1	0.0283 to 1

Reconciliation with Company's computation (included in part IIA of Form X-17A-5 as of December 31, 2013)

Except as noted above, there are no material differences between the preceding computations and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2013.

See report of independent auditors.

DUPREE & COMPANY, INC.

Schedule II - Computation for Determination of Reserve
Requirements under SEC Rule 15c3-3

December 31, 2013

The Company claims an exemption from Rule 15c3-3 under Section (k)(1).

See report of independent auditors.

DUPREE & COMPANY, INC.

Schedule III - Information Relating to Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2013

The Company claims an exemption from Rule 15c3-3 under Section (k)(1).

See report of independent auditors.

DEANDORTON

DEAN DORTON ALLEN FORD, PLLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Dupree & Company, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dean Dorton Allen Ford, PLLC

January 22, 2014
Lexington, Kentucky

CONTENTS

Pages

Form X-17A-5 Part III .... 1 - 2

Report of Independent Auditors .... 3 - 4

Financial Statements:
- Statements of Financial Condition 5
- Statements of Income 6
- Statements of Changes in Stockholders' Equity 7
- Statements of Cash Flows 8

Notes to the Financial Statements .... 9 - 15

Supplementary Information:
- Schedule I - Computation of Net Capital under SEC Rule 15c3-1 16
- Schedule II - Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 17
- Schedule III - Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 18
- Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 .... 19 - 20

DUPREE & COMPANY, INC.
Financial Statements and
Supplementary Information

Years Ended December 31, 2013 and 2012
with Report of Independent Auditors